CRITO CAPITAL LLC

FINANCIAL STATEMENT WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2023

RESTATED

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69050

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___4/1/22___ AND ENDING ___3/31/23___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Crito Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
8 Wright Street, Suite 107

(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Theodore Gillman	203-423-5600	Ted.Gillman@critocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Tuttle & Bond, PLLC

(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

3/19/19	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Gillman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crito Capital LLC_____, as of March 31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Theodore Gillman*

Title:
CEO

Notary Public



JOSHUA JEUNE
Notary Public, State of Connecticut
My Commission Expires MARCH 31, 2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Crito Capital, LLC.

Opinion on The Financial Statements

We have reaudited the accompanying statement of financial condition of Crito Capital, LLC. (the "Company") as of March 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America. The original audit was performed by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Tuttle & Bond, PLLC

Fredericksurg, Texas
February 29, 2024

We have served as the auditor for Crito Capital, LLC. since 2023.



CRITO CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
March 31, 2023
RESTATED

ASSETS

		Restated		Original
Cash	$	67,179,674	$	726,983
Accounts receivable		141,945		187,461
Prepaid expenses		52,422		29,018
Due from parent		234,239		234,239
	$	67,608,280	$	1,177,701

LIABILITIES AND MEMBER'S EQUITY

		Restated		Original
Accounts payable and accrued expenses	$	176,098	$	188,599
Unearned revenue		12,500		-
Due to customers		66,452,691		-
		66,641,289		188,599
Member's equity		966,991		989,102
	$	67,608,280	$	1,177,701

The accompanying notes are an integral part of this financial statement.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Business Summary**

Crito Capital LLC (the "Company") was formed as a limited liability company in Connecticut on May 23, 2011. The Company is a registered broker/dealer and a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation ("SIPC") since November 20, 2012. In November 2021 the Company registered with the State of Connecticut as an investment adviser.

The Company is a wholly-owned subsidiary of Crito Holdings LLC (the "Parent") and serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United States. The Company is approved by FINRA to conduct investment advisory services, private placements and the sales of interests in private investment funds.

The Company is also engaged in providing "Chaperoning" services under SEC rule 15a-6. Under SEC Rule 15a-6, the U.S. broker-dealer chaperones the activities of a foreign broker-dealer's business which is limited to giving advice on private placement services and M&A advisory to U.S. institutional investors or major U.S. institutional investors.

The Company's membership agreement with FINRA states the firm will operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission for business activities engaged in as an introducing broker-dealer. Pursuant to the FAQ related to Footnote 74 of SEC Release No. 34-70073, business activities that fall within the firm's approved business activities but not covered by a 15c3-3(k)(2)(ii) or any other identified 15c3-3(k) exemption are, provided specific qualifications are met as attested, are authorized to be conducted under Footnote 74 of SEC Release No. 34-70073. During the period under audit, the firm engaged in private placement agent, corporate advisory fees, and investment advisory fees. These activities relied upon Footnote 74 of the SEC Release No. 34-70073. None of the business activities conducted by the Company during the year ended March 31, 2023 fall under Paragraph (k)(2)(ii). However, beginning in February 2023, the Company began carrying cash and securities of a customer in its maintained Customer Reserve Account at Wilmington Trust N.A. ("Wilmington"), a trust company that meets the definition of a bank as defined in section 15c3-3(a)(7) ("Approved Bank"). Though Wilmington is an Approved Bank, the agreement between the Company and Wilmington provided Wilmington the right to lien the account, violating 15c3-3(a)(7), deeming the Company to have control of customer funds and securities ("carrying broker or dealer"), subjecting the Company to a minimum required dollar net capital of $250,000.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Restatement**

Subsequent to year end, the Company became aware of material weakness in its books & record and non-compliance with SEA Rule 15c3-1 and with SEA Rule 15c3-3 of the Securities and Exchange Commission. During the course of a routine FINRA examination, the Company was informed that it was acting as a carrying broker dealer due to customer funds and securities being held in a firm account at Wilmington Trust, for the benefit of customers. The Company incorrectly assessed it was acting as a state registered investment advisor. This restatement records the resulting liabilities and assets associated with acting as a carrying broker dealer.

Note 3   **Summary of Significant Accounting Policies**

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting
The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is March 31, 2023.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 3   **Summary of significant accounting policies (continued)**

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") ("ASC") 606 and the description of the Company's revenue streams are as follows:

Success fees
Includes fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized when earned in accordance with the terms of their respective agreements. Fees derived from the placement of securities are earned when the placement is completed (the closing date of the transactions) and the income is reasonably determinable. Private placement fees derived from the sale of interests in private investment funds and hedge funds are earned when the sale is completed and the income is reasonably determinable.

Corporate advisory fees
The Company provides financial consulting services in accordance with placement or other contractual agreements. Generally, these fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

Income Taxes
The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions. Currently, the 2019, 2020 and 2021 tax years are open and subject to examination by the taxing authorities.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 3   **Summary of significant accounting policies (continued)**

Accounts Receivable
Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances.

Fair Value
FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Fair Value (continued)
FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of March 31, 2023, there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended March 31, 2023.

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 4   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2023 the Company's net capital was $654,888 which was $(3,787,865) less than its required net capital of $4,442,753. The Company's aggregate indebtedness to net capital was 101.76 to 1.

Note 5   **Concentration of Credit Risk**
The Company maintains cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per account. From time to time, the Company's balances may exceed these limits. At March 31, 2023, the amount held at Chase Bank totaled $712,983 and Wilmington of $66,179,674, with excesses in insured limits of $462,983 and $65,929,674, respectively. The Company has not experienced any loss in these accounts.

As of March 31, 2023, approximately 89% of the Company's receivables were owed from ten clients. During the year ended March 31, 2023 approximately 71% of revenue was earned from six clients.

Note 6   **Related Party Transactions**
As of July 30, 2014, the Company has agreed to share fee revenues, with an affiliate under common ownership, Crito Capital, LLP, from client engagements in which both entities play a role in establishing, developing, facilitating or maintaining a client relationship with investment managers or corporate issuers seeking to raise investment capital for one or more investment funds or vehicles. The allocation of fee revenues shall be addressed on an engagement-by-engagement basis, to be determined primarily based on the relative contributions and efforts expected to be made by each entity and its employees and agents. Any transaction between the entities is intended to follow the arm's length principle and will be consistent with the amount of profit earned by each entity had the transaction been executed between unrelated parties.

The affiliate is registered and authorized by the Financial Conduct Authority of the United Kingdom. The affiliate is a controlled subsidiary of Crito Holdings LLC and also serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United Kingdom and elsewhere in Europe. The affiliate is considered to be a foreign broker-dealer under United States law. For the year ended March 31, 2023, the Company did not earn revenues from this related party.

CRITO CAPITAL LLC

NOTES TO FINANCIAL STATEMENT
March 31, 2023
RESTATED
(See Report of Independent Registered Public Accounting Firm)

Note 6   **Related Party Transactions (Continued)**
The Company earned $144,297 in investment advisory fees from Gel Direct Trust, a related party.

The Company loaned $234,239 to the Parent in a noninterest-bearing arrangement, as shown on the statement of financial condition.

Note 7   **Subsequent Events**
These financial statements were approved by management and available for issuance on February 29, 2024. Subsequent events have been evaluated through that date.

On September 1, 2023, the Company was notified by FINRA that it was acting as a carrying broker dealer. On September 6, 2023, the Company made a 17a-11(b) notification to the Securities and Exchange Commission and FINRA regarding its net capital deficiency that occurred from March 1, 2023 to July 19, 2023. The deficiency occurred due to the Company holding customer cash, which increased its net capital requirement, resulting in the deficiency. The Company ceased conducting securities business on September 1, 2023.

On October 30, 2023, the Company made a 17a-11(d) notification to the Securities and Exchange Commission and FINRA regarding the Company's failure to make and keep current books and records. On November 1, 2023, the Company made a 17a-11(d) follow-up notification to the Securities and Exchange Commission and FINRA regarding the Company's outline to bring current the Company's books and records.   The Company retrospectively verified all securities and cash held at the Company's Wilmington Trust account and reconciled the books and records against the original form of entry records. The retrospective reconciliations were completed on January 3, 2024.

On November 17, 2023, the Company and Wilmington Trust updated the custodian account agreement with the proper language and as such became a good location for the possession and control of customer securities.

On December 8, 2023, the Company received a capital contribution from parent in the amount of $50,000.

On February 2, 2024, the Company received correspondence from FINRA indicating the Company must divest the Wilmington Trust account and cease holding customer funds and securities by February 16, 2024, with an extension approved by FINRA until February 29, 2024. Failure to divest, FINRA may initiate an expedited proceeding to suspend the Company's FINRA membership.